[Winthrop & Weinstine, P.A. Letterhead]

May 1, 2006	Philip T. Colton
Direct Dial: (612) 604-6729
Direct Fax: (612) 604-6929
pcolton@winthrop.com
VIA FEDERAL EXPRESS
Mr. H. Christopher Owings
Ms. Peggy Kim
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

RE:	Performance Home Buyers, LLC
Amendment No. 3 to Registration Statement on Form SB-2
Filed April 14, 2006
File No. 333-129604
Dear Mr. Owings and Ms. Kim:
On behalf of Performance Home Buyers, LLC (the “Company”), we are responding to the comments in your letter dated April 25, 2006. For your convenience, each of our responses is preceded by the related comment. The Company would like to go effective on this registration statement as soon as practicable after all the comments are resolved, so your earliest response would be most appreciated.
Cover Page

Comment 1:	We note your response to comment 1 in our letter dated February 24, 2006. Please revise to omit the use of footnotes on the cover, and please prominently disclose on the cover page the maximum aggregate principal amount of each type of note that you are offering. You may consider omitting your logo to accommodate the one-page limit.

Response 1:	The cover and back cover of the prospectus have been revised as requested and the footnote on the cover has been deleted.
Risk Factors, page 8

Mr. H. Christopher Owings
Ms. Peggy Kim
May 1, 2006

If the Class C VIEs’ creditors do not agree to revise the promissory notes, page 17

Comment 2:	Please revise to quantify the aggregate principal and interest amount on the promissory notes.

Response 2:	We have added the following sentence to the “If the Class C VIE’s ...” risk factor: “The amounts owed to noteholders who have not yet converted their notes approximated $980,000 in principal and $162,500 in interest as of December 31, 2005.”
Capitalization, page 24

Comment 3:	We note that the difference between the “actual” and “as adjusted” amount of notes, mortgages and other obligations payable does not agree or reconcile to the table in “Use of Proceeds.” Please advise or revise.

Response 3:	The revised Cap Table reconciles with the “Use of Proceeds” table.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
VIEs and Prior Financings, page 26

Comment 4:	We note your response to comment 1 in our letter dated February 27, 2006 and the revisions to your disclosure. Please tell us why the proceeds from the sale of the subordinated debt units discussed in the second paragraph do not agree to the amount disclosed in your statements of cash flows. If necessary, please revise or advise. If you revise, please similarly revise your disclosure in the first paragraph on page 31.

Response 4:	The subordinated debt unit figures have been corrected in the second and third paragraphs of the section “VIEs and Prior Financings” and in the second paragraph of “Liquidity.”
Financial Operations Review, page 25
Year Ended December 31, 2005 Compared With Year Ended December 31, 2004, page 27

Comment 5:	We note your response to comment 4 in our letter dated February 27, 2006 and the revisions to your disclosure. Please provide a more informative discussion and analysis of gross profit related to sales of residential and rental properties and rental operations and the impact of consolidation of the VIEs. For example, please quantify sales, rental income and gross profit related to properties owned by PHB, LLC and the VIEs and discuss each of the

Mr. H. Christopher Owings
Ms. Peggy Kim
May 1, 2006

significant factors, including volume, sales prices and cost of sales/valuation of VIE inventories, which had a material impact on gross profit.
Response 5:	See revised prospectus, which addresses this comment.

Comment 6:	We note your response to comment 13 in our letter dated February 24, 2006; however, we reissue that part of our comment asking you to discuss changes in the cost of rental property sold and cost of rental operations.

Response 6:	See revised prospectus, which addresses this comment.
Liquidity and Capital Resources, page 28
Liquidity, page 28

Comment 7:	We note your responses to comments 8 and 9 in our letter dated February 8, 2006 and the revisions to your disclosure. However, we note the following items:

	●	the amounts of cash distributions and capital contributions in the sixth paragraph on page 31 do not reconcile to the amounts disclosed in your statements of cash flows;

	●	capital contributions from common members in connection with the purchase transaction discussed in the last paragraph on page 31 do not agree to the amount disclosed in Note 11 to your financial statements;

	●	your discussion of loans from owners in the last paragraph on page 31 does not include the loan received from the Class A preferred member disclosed on page 46 and Note 5 to the financial statements; and

	●	proceeds from the sale of subordinated debt units discussed in the second complete paragraph on page 32 does not agree to the amount disclosed in your statements of cash flows.

Please advise or revise your disclosures as necessary.

Response 7:	We note the following in response to this comment:

	●	Our discussion focused on discretionary cash transactions with the common members. The following table reconciles the amounts discussed with the statements of cash flows:

Mr. H. Christopher Owings
Ms. Peggy Kim
May 1, 2006

	December 31, 2004
	PHB	VIES	Totals

Paid to PHB common members	$(1,323,244)	$—	$(1,323,244)
Paid to PHB Class A members	(173,592)	—	(173,592)
Paid to VIE stockholders and members	—	(289,515)	(289,515)

Total Cash Distributions	(1,496,836)	(289,515)	(1,786,351)
Sub-debt in lieu of cash distributions	(1,682,000)	—	(1,682,000)
Property distributed and contributed	—	(870,902)	(870,902)
Due from owners converted to distributions	(1,031,383)	(304,960)	(1,336,343)

Total Distributions	$(4,210,219)	$(1,465,377)	$(5,675,596)

Class A member cash capital contributions	$170,000	$—	$170,000
VIE cash capital contributions	—	960,418	960,418

Total Cash Capital Contributions	170,000	960,418	1,130,418
Property distributed and contributed	870,902	—	870,902
Non-cash compensation converted to capital	10,000	—	10,000
Due to owners convened to capital	—	199,113	199,113

Total Capital Contributions	$1,050,902	$1,159,531	$2,210,433

	December 31, 2005
	PHB	VIES	Totals

Paid to PHB common members	$(131,601)	$—	$(131,601)
Paid to PHB Class A members	(197,481)	—	(197,481)
Paid to VIE stockholders and members	—	(193,793)	(193,793)

Total Cash Distributions	$(329,082)	$(193,793)	$(522,875)

Class A member cash contributions	$84,000	$—	$84,000
VIE Cash Contributions	—	416,271	416,271

Total Cash Capital Contributions	$84,000	$416,271	$500,271

	●	The accurate figure was inserted into the revised prospectus.

	●	Additional language was added to address this matter.

	●	The accurate figure was inserted into the revised prospectus.

Comment 8:	We note that the total amount of renegotiated Class C VIE notes as of March 31, 2006 disclosed in the second paragraph in your discussion of VIEs on page 32 is less than the amount of renegotiated notes as of December 31, 2005 disclosed on page F-21. Please advise or revise as appropriate.

Mr. H. Christopher Owings
Ms. Peggy Kim
May 1, 2006

Response 8:	The correct figures have been inserted in the revised prospectus.
Certain Relationships and Related Transactions, page 46
Restructuring the Class C VIE’s Debt and Sale of Additional Class C Preferred Units, page 47

Comment 9:	We note that the amount of Class C preferred units sold in July 2005 to the six VIEs differs from the amount disclosed in the third paragraph on page F-19. Please advise or revise.

Response 9:	We have corrected the figures in the Certain Relationships and Related Party Transactions section.
Plan of Distribution, page 68

Comment 10:	We note your response to comment 17 in our letter dated February 24, 2006; however, we reissue our comment asking you to provide your analysis with respect to each person who will be relying on Rule 3a4-1. We note that in your response you state that the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and the directors may participate in the selling efforts.

Response 10:	The Company has deleted reference to its ability to sell notes or act as servicing agent in the Distribution and Management Agreement and in the risk factor “the distribution and management agreement with the servicing agent may be terminated by either party.” The Company has at all times assumed that all sales would be made through a registered broker-dealer and the language referred to was only meant to cover a future contingency. An analysis of the applicability of Rule 3a4-1 to unknown persons based on facts or events that have not yet occurred is not possible, so the reference has been deleted. The Company notes that in the event of a termination it would first seek to obtain a replacement broker-dealer.
Financial Statements, page F-1

General

Comment 11:	We note that you restated your financial statements as of and for the year ended December 31, 2004 to correct an error in application of FIN 46(R). Please disclose the nature of the error in previously issued financial statements and the effect of its correction on your financial statements in accordance with paragraph 37 of APB 20. In that regard, we note that the cumulative effect of retroactively adopting FIN 46(R) was reported as an adjustment to accumulated deficit. The difference between the net amount

Mr. H. Christopher Owings
Ms. Peggy Kim
May 1, 2006

added to your balance sheet and the amount of any previously recognized interests in the consolidated entities should be recognized as the cumulative effect of an accounting change. Refer to paragraphs 37 and 40 of FIN 46(R). Please revise to reflect the cumulative effect of adopting FIN 46(R) in net income or tell us why your presentation is appropriate. In addition, please label all columns in the financial statements for the year ended December 31, 2004 “as restated.”

Response 11:	The consolidated financial statements have been revised to include Note 12 which discloses the correction of an error to the 2004 financial statements in the application of FIN 46(R) and the cumulative effect of accounting change adjustment. All 2004 columns in the consolidated financial statements have also been labeled “(Restated-Note 12).”
Report of Independent Registered Public Accounting Firm, page F-2

Comment 12:	Please include an explanatory paragraph that refers to the correction of the error in application of FIN 46(R). Such explanatory paragraph should identify the nature of the error and refer the reader to the note in the financial statements that discusses the error correction in detail. Refer to Auditing Standards Codification AU Section 420.12.

Response 12:	An explanatory paragraph has been added to the Report of the Independent Registered Public Accounting Firm identifying the error and referring the reader to Note 12 in the consolidated financial statements.
Consolidated Balance Sheet, page F-3

Comment 13:	We note that deficits of controlling and noncontrolling interests are set forth under the “Commitments and Contingencies Deficit” caption. Please revise to present commitments and contingencies as a line item separate from the “Deficit” caption.
Response 13:	The consolidated financial statements have been revised to present the caption “Commitments and Contingencies” as a separate line from the “Deficit” caption.
Consolidated Statements of Changes in Deficit, page F-5

Comment 14:	We note that the amount of distributions for the year ended December 31, 2004 net of non-cash transactions disclosed in Note 11 does not agree to the related cash flow amount disclosed in the statements of cash flows. Please provide us with a reconciliation of these disclosures or revise your disclosures as appropriate.

Mr. H. Christopher Owings
Ms. Peggy Kim
May 1, 2006

Response 14:	We have revised Note 11 to address this comment.
Notes to Consolidated Financial Statements, page F-7
Note 1 — Description of Business and Summary of Significant Accounting Policies, page F-7
Note 2 — Variable Interest Entities (VIE), page F-8

Comment 15:	Please revise your disclosure to clearly indicate why you are the primary beneficiary of each of the VIEs based on the criteria in paragraphs 14 and 17 of FIN 46(R). In doing so, please disclose as appropriate whether the implicit and explicit variable interests in the VIEs held by you and your related parties absorb a majority of the expected losses of the VIEs and whether you are the party most closely associated with the VIEs. In addition, please tell us whether the owners of Group 2 VIEs, High Yield and DTX who are not officers and directors of the Company are related parties as defined in paragraph 16 of FIN 46(R) and if so why. Finally, please tell us the facts and circumstances that support a conclusion that you are the party most closely associated with each of the VIEs.

Response 15:	We have substantially modified Note 2 to address this comment.

Comment 16:	We note your response to comment 22 in our letter February 22, 2006 and the revisions to your disclosures. Please disclose the purchase price of the net assets of the Group l entities, the consideration paid, the amounts assigned to each major asset and liability at the acquisition date and the related capital contributions.

Response 16:	This information have been added into revised Note 2.

Comment 17:	Please tell us why the elimination of net sales of residential property for the year ended December 31, 2004 differs from the amount previously reported. Please also tell us the items included in the elimination of selling, general and administrative expenses other than fees incurred under the Agreement for Services with Performance of Home Buyers, Inc. disclosed on page 47 for each year presented.

Response 17:	A paragraph has been added to Note 12 to the consolidated financial statements advising that the Company determined that certain of the amounts of the 2004 eliminations as presented in Note 2 Consolidating Statement of Operations were previously incorrectly reported and that the

Mr. H. Christopher Owings
Ms. Peggy Kim
May 1, 2006

correction of these errors did not by themselves affect the 2004 net loss.

In addition, there were no items included in the selling, general, and administrative expenses other than fees incurred under the Agreement for Services.

Comment 18:	Please provide us a schedule of the assets, liabilities and equity (deficit) of each VIE included in the consolidating balance sheets.

Response 18:	A schedule of the assets, liabilities and equity (deficit) of each VIE included in the consolidated balance sheets is attached hereto as Exhibit A.
Note 4 — Notes, Mortgages and Other Obligations Payable, page F-16

Comment 19:	Please disclose the carrying amounts of assets pledged to collateralize debt obligations of PHB LLC.

Response 19:	The requested information has been added to Note 4.
Note 9 — Contingencies, page F-22
Delinquent VIE Notes, page F-21

Comment 20:	We note your response to comment 24 in our letter dated February 24, 2006 and the revisions to your disclosure. We also note that the amount of delinquent VIE notes exchanged for new notes exceeds the total amount of renegotiated Class C VIE notes disclosed on page 32. Please advise or revise as appropriate.

Response 20:	The correct figure has been inserted into the revised prospectus.

Comment 21:	We note your response to comment 25 in our letter dated February 24, 2006. Please provide us with the form of the long-term note agreement issued by VIEs in exchange for the Class C preferred units which includes the right of set-off provisions.

Response 21:	Attached hereto as Exhibit B.
Exhibit 12.1

Comment 22:	We note that the amount of interest expense does not agree to your consolidated statements of operations for the year ended December 31, 2005. Please revise or tell us why a revision is not necessary.

Response 22:	Exhibit 12.1 has been revised.

Mr. H. Christopher Owings
Ms. Peggy Kim
May 1, 2006

Kindly acknowledge receipt of this filing by stamping the date of receipt on the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided. Please feel free to contact me if you have any questions regarding the contents of this filing.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
/s/ Philip T. Colton
Philip T. Colton
PTC/aks/Enclosures

cc:	Peter E. Julian
Wayne Hawkins
Lawrence N. Hoffman
Joy S. McGinnis, Esq.
Howard L. Wilensky
Patrice H. Kloss, Esq.
K. Edward Elverud
2725770v1

EXHIBIT A
DECEMBER 31, 2004

JPW Real
			Estate			Julian &
		Fitz-Port	Holdings,		High Yield Income	Fitzgerald
	Page Total	Limited	LLC	J-Port, Inc.	Investments, Inc.	Properties

ASSETS

INVENTORIES — RESIDENTIAL PROPERTY	$—	$—	$—	$—	$—	$—

RENTAL PROPERTY — NET	—	—	—	—	—	—

OTHER ASSETS
Cash	—	—	—	—	—	—
Other assets	—	—	—	—	—	—
Restricted Cash	—	—	—	—	—	—
Equipment and furnishings — net	—	—	—	—	—	—
Loan costs — net	—	—	—	—	—	—

	—	—	—	—	—	—

TOTAL ASSETS	$—	$—	$—	$—	$—	$—

LIABILITIES AND DEFICIT

NOTES, MORTGAGES AND OTHER OBLIGATIONS PAYABLE	$—	$—	$—	$—	$—	$—

OTHER LIABILITIES
Accounts payable and accrued liabilities	—	—	—	—	—	—
Due to owners and officers	—	—	—	—	—	—
Buyer deposits	—	—	—	—	—	—

	—	—	—	—	—	—

TOTAL LIABILITIES	—	—	—	—	—	—
DEFICIT	—	—	—	—	—	—

TOTAL LIABILITIES AND DEFICIT	$—	$—	$—	$—	$—	$—

PERFORMANCE HOME BUYERS, LLC
CONSOLIDATING BALANCE SHEETS (Group 2 VIEs)
DECEMBER 31, 2004

			Performance	Performance	Performance
			Home Buyers	Home Buyers II,	Home Buyers
	Page Total	L-Port, Inc.	Financial, LLC	LLC	III, Inc.

ASSETS

INVENTORIES — RESIDENTIAL PROPERTY	$954,731	$340,531	$47,800	$401,100	$165,300

RENTAL PROPERTY — NET	564,879	47,283	421,966	52,190	43,440

OTHER ASSETS
Cash	12,152	5,236	4,121	2,675	120
Other assets	15,494	15,494	—	—	—
Restricted Cash	68,947	—	—	68,947	—
Equipment and furnishings — net	—	—	—	—	—
Loan costs — net	16,423	—	—	9,103	7,320

	113,016	20,730	4,121	80,725	7,440

TOTAL ASSETS	$1,632,626	$408,544	$473,887	$534,015	$216,180

LIABILITIES AND DEFICIT

NOTES, MORTGAGES AND OTHER OBLIGATIONS PAYABLE	$1,237,707	$267,868	$365,200	$355,171	$249,468

OTHER LIABILITIES
Accounts payable and accrued liabilities	35,633	8,208	5,959	13,429	8,037
Due to owners and officers	—	—	—	—	—
Buyer deposits	46,028	16,308	18,723	9,460	1,537

	81,661	24,516	24,682	22,889	9,574

TOTAL LIABILITIES	1,319,368	292,384	389,882	378,060	259,042
EQUITY (DEFICIT)	313,258	116,160	84,005	155,955	(42,862)

TOTAL LIABILITIES AND DEFICIT	$1,632,626	$408,544	$473,887	$534,015	$216,180

CONSOLIDATING BALANCE SHEETS (Group 3 VIEs)
DECEMBER 31, 2004

		Julian	PEJ	PJL	Performance	Horizon
		Investment	Investments,	Investments,	Home Buyers	Investments,	D&J
	Page Total	Group II, Inc.	Inc.	Inc.	IV, LLC	Inc.	Enterprises

ASSETS

INVENTORIES — RESIDENTIAL PROPERTY	$41,701	$—	$—	$2,800	$—	$—	$38,901

RENTAL PROPERTY — NET	1,016,856	—	—	—	—	—	1,016,856

OTHER ASSETS
Cash	4,295	1,895	19	9	—	423	1,949
Other assets	5,492	—	—	—	—	—	5,492
Restricted Cash	—	—	—	—	—	—	—
Equipment and furnishings — net	—	—	—	—	—	—	—
Loan costs — net	—	—	—	—	—	—	—

	9,787	1,895	19	9	—	423	7,441

TOTAL ASSETS	$1,068,344	$1,895	$19	$2,809	$—	$423	$1,063,198

LIABILITIES AND DEFICIT

NOTES, MORTGAGES AND OTHER OBLIGATIONS PAYABLE	$5,182,139	$1,251,533	$71,806	$86,000	$625,772	$879,294	$2,267,734

OTHER LIABILITIES
Accounts payable and accrued liabilities	458,782	91,630	17,469	11,678	149,086	106,793	82,126
Due to owners and officers	74,586	—	20,000	—	20,000	34,586	—
Buyer deposits	10,139	1,322	—	—	—	—	8,817

	543,507	92,952	37,469	11,678	169,086	141,379	90,943

TOTAL LIABILITIES	5,725,646	1,344,485	109,275	97,678	794,858	1,020,673	2,358,677
DEFICIT	(4,657,302)	(1,342,590)	(109,256)	(94,869)	(794,858)	(1,020,250)	(1,295,479)

TOTAL LIABILITIES AND DEFICIT	$1,068,344	$1,895	$19	$2,809	$—	$423	$1,063,198

ASSETS

INVENTORIES — RESIDENTIAL PROPERTY	$—	$—	$—

RENTAL PROPERTY — NET	120,937	—	120,937

OTHER ASSETS
Cash	5,152	—	5,152
Other assets	—	—	—
Restricted Cash	—	—	—
Equipment and furnishings — net	—	—	—
Loan costs — net	6,781	—	6,781

	11,933	—	11,933

TOTAL ASSETS	$132,870	$—	$132,870

LIABILITIES AND DEFICIT

NOTES, MORTGAGES AND OTHER OBLIGATIONS PAYABLE	$135,000		$135,000

OTHER LIABILITIES
Accounts payable and accrued liabilities	—	—	—
Due to owners and officers	—	—	—
Buyer deposits	2,000	—	2,000

	2,000	—	2,000

TOTAL LIABILITIES	137,000	—	137,000
DEFICIT	(4,130)	—	(4,130)

TOTAL LIABILITIES AND DEFICIT	$132,870	$—	$132,870

EXHIBIT B
CLASS “C” UNITS PURCHASE NOTE

Debt Amount: $
Date of Issuance:
Borrower:
Number of Class C Units Acquired:
ON THE DATE OF ISSUANCE listed above, Performance Home Buyers, LLC, an Ohio limited liability company (“Lender”), issued to the Borrower listed above (“Borrower”), the number of Class C Preferred Units of Lender listed above (“Class C Units”). In exchange for such Class C Units, the Borrower executed and delivered to Lender this Note evidencing Borrower’s obligation to pay Lender the Debt Amount listed above (“Debt Amount”) in accordance with the terms set forth herein.
Interest. Interest shall accrue on the Debt Amount from the Date of Issuance at the rate of five percent (5%) per annum. Interest only under this Note shall be payable quarterly.
Principal Payments. The principal due under this Note may be payable at any time and from time to time without penalty, but shall be paid in full on or before May 30, 2010 unless such maturity date is extended with the consent of Lender.
Personal Guarantee. Peter Julian (“Guarantor”) will personally guarantee full and timely payment of this Note.
Pledge of Class C Units. Full and timely payment of this Note will be secured by a pledge of the Class C Units owned by the Borrower.
Borrower’s Right of Offset. The Borrower may set off against any payment of interest or principal required hereunder, any amounts due and payable to Borrower by Lender with respect to the Class C Units.
Lender’s Right of Offset. Lender may set off against any distribution, redemption, liquidation or other payment required or permitted to be made to Borrower with respect to the Class C Units, any amounts due and payable to Lender by Borrower hereunder.
Default. If this Note is not paid in full in accordance with the terms hereof, the Lender shall have the right at any time thereafter to declare this Note in default and immediately due and payable. If the indebtedness represented by this Note or any part thereof is placed in the hands of attorneys for collection after an act of default, the Borrower agrees to pay the principal, premium if any, and interest due and payable hereon, and all costs of collecting this Note, including reasonable attorneys’ fees and expenses.
Rights of Holder. The rights granted to the holder of this Note are not exclusive but are in addition to all other rights accruing to such holder in law or equity. Any failure of the holder to exercise these rights shall not operate as a waiver of such right or any other rights under this Note.

BORROWER:
Print Organization Name:

By:

Print Signer Name:

Title:

GUARANTOR:
By:

Peter Julian

LENDER:
Performance Home Buyers, LLC
          By: Performance Home Buyers, Inc., Manager

By:
Print Signer Name:
Title:

B-1